File No. 82-34977


SHININGBANK
Energy Income Fund


SEC MAIL PROCESSING
RECEIVED
SEP 18 2006
WASH, D.C.
186
SECTION


06016987

September 7, 2006

TSX: SHN.UN

SUPPL

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ACQUIRES FIND ENERGY LTD.

Shiningbank Energy Income Fund announced today that approximately 33,836,000 common shares of Find Energy Ltd. ("Find"), representing approximately 91.1% of the issued and outstanding common shares, have been deposited to the take-over bid made by its wholly-owned subsidiary, Shiningbank Energy Ltd. ("Shiningbank").

As a result, Shiningbank has taken-up all of Find's common shares deposited to the offer and has extended the expiry time of the take-over bid to 4:30 pm (MDT) on September 19, 2006 to allow the remaining shareholders of Find to deposit their shares to the offer. Shiningbank anticipates mailing a "Notice of Extension" to the remaining shareholders of Find on or about September 8, 2006.

Shiningbank intends to acquire the remaining common shares of Find not tendered to its offer by way of a compulsory acquisition, statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction.

Find shareholders with questions, requests for copies of documents or requiring assistance in tendering their shares should call Georgeson Shareholder at 1-866-390-5138. All documents related to Shiningbank's offer are available on the SEDAR website, www.sedar.com, under "Find Energy Ltd."

Find's directors and officers have resigned. The following nominees of Shiningbank have been appointed to Find's board: Arne R. Nielsen, David M. Fitzpatrick and Warren D. Steckley. The newly appointed officers of Find are David M. Fitzpatrick, President and Chief Executive Officer, Bruce Gibson, Vice President, Finance and Chief Financial Officer, Gregory Moore, Vice President, Operations and Chief Operating Officer, Terry Prokopy, Vice President, Land, Bruce Thornhill, Vice President, Geology, Murray Desrosiers, Corporate Secretary and General Counsel, and Alan Glessing, Controller.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

9/19

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, securities in the United States, or any province or territory of Canada, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of that Act.

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Ltd.

By Mail

Corporate Actions
P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Hand, Courier or Registered Mail

Calgary

Corporate Actions
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

Toronto

Corporate Actions
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
Email: corporateactions@computershare.com

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-390-5138

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at the telephone numbers and location set out above.

Approval and Certificate

September 6, 2006

The contents of this Notice of Extension have been approved and the sending, communication or delivery thereof to the Shareholders of Find Energy Ltd. has been authorized by the board of directors of Shiningbank Energy Ltd. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

SHININGBANK ENERGY LTD.

(signed) "*David M. Fitzpatrick*"
David M. Fitzpatrick
President and Chief Executive Officer

(signed) "*Bruce K. Gibson*"
Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(signed) "*Arne R. Nielsen*"
Arne R. Nielsen
Director

(signed) "*Richard W. Clark*"
Richard W. Clark
Director

SHININGBANK ENERGY INCOME FUND
by its administrator, SHININGBANK ENERGY LTD.

(signed) "*David M. Fitzpatrick*"
David M. Fitzpatrick
President and Chief Executive Officer

(signed) "*Bruce K. Gibson*"
Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(signed) "*Arne R. Nielsen*"
Arne R. Nielsen
Director

(signed) "*Richard W. Clark*"
Richard W. Clark
Director

6. **Consequential Amendments to Offering Documents**

The Offer and related Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be amended *mutatis mutandis* to reflect the amendments contemplated by this Notice.

7. **Statutory Rights**

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SECURITIES COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in such jurisdiction.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.


RECEIVED
SEP 18 2006
186
SEC MAIL PROCESSING SECTION
WASH, D.C.

September 6, 2006

NOTICE OF EXTENSION

by

SHININGBANK ENERGY LTD.

an indirect wholly-owned subsidiary of

SHININGBANK ENERGY INCOME FUND

of its

OFFER TO PURCHASE

all of the outstanding common shares of

FIND ENERGY LTD.

on the basis of 0.465 of a trust unit of Shiningbank Energy Income Fund for each common share of Find Energy Ltd.

THE OFFER, AS AMENDED IN ACCORDANCE WITH THIS NOTICE, IS OPEN FOR ACCEPTANCE UNTIL 4:30 P.M. (Calgary time) ON SEPTEMBER 19, 2006, UNLESS EXTENDED OR WITHDRAWN.

This is a notice of extension (the "**Notice**") to the offer dated July 31, 2006 (the "**Offer**") by Shiningbank Energy Ltd. ("**Shiningbank**" or the "**Offeror**"), an indirect wholly-owned subsidiary of Shiningbank Energy Income Fund (the "**Fund**"), to purchase all of the issued and outstanding common shares (the "**Shares**") of Find Energy Ltd. ("**Find**"). The Offer is extended by this Notice and will be open for acceptance until 4:30 p.m. (Calgary time) on September 19, 2006, unless further extended.

At the Expiry Time of the Offer on September 6, 2006, the Offeror: (i) confirmed that all of the conditions of the Offer had been satisfied; (ii) took up all of the Shares validly deposited and not properly withdrawn at that time; and (iii) advised the Depositary that the Expiry Time under the Offer had been extended to 4:30 p.m. (Calgary time) on September 19, 2006. The Offeror now owns approximately 91% of the issued and outstanding Shares.

Holders of Shares ("**Shareholders**") who wish to accept the Offer must properly complete and execute the letter of acceptance and transmittal ("**Letter of Transmittal**") or a manually executed photocopy thereof which accompanied the Offer and deposit it, together with certificates representing their Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders who desire to deposit such Shares and whose certificate or certificates for such Shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance". **Persons whose Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Find Shares.**

Questions and requests for assistance may be directed to Computershare Investor Services Ltd. (the "**Depositary**") or Georgeson Shareholder Communications Canada, Inc. (the "**Information Agent**"). Additional copies of this Notice, the Offer and related Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from the Depositary or the Information Agent at their respective offices shown in the Letter of Transmittal and on the last page of this Notice.

Subject to your rights of withdrawal under the Offer, if you have already tendered your Shares to the Offer, you may disregard this Notice of Extension.

NOTICE OF EXTENSION

TO: THE SHAREHOLDERS OF FIND ENERGY LTD.

By notice to the Depositary and as set forth in this Notice, the Offeror is amending the original Offer. Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Offer continue to be applicable in all respects, and this Notice should be read in conjunction with the Offer. Unless the context requires otherwise, terms denoted by initial capital letters and not defined herein shall have the meanings set forth in the Offer. The term "**Amended Offer**" means the Offer as amended by this Notice.

Prior to the Expiry Time of the Offer on September 6, 2006, approximately 33,836,000 Shares were validly deposited and not withdrawn under the Offer. At that time, all of the conditions of the Offer had been fulfilled and the Offeror took up all of the Shares validly deposited pursuant to the Offer. The Offeror is extending the time for deposit under the Offer to permit the Shareholders who have not yet deposited their Shares under the Offer to do so.

1. Extension of the Offer

The Offeror has amended the original Offer by extending the time during which the Offer is open for acceptance from 4:30 p.m. (Calgary time) on September 6, 2006 to 4:30 p.m. (Calgary time) on September 19, 2006. Accordingly, the definition of "Expiry Date" in the Offer is hereby amended so as to mean September 19, 2006, unless the Amended Offer is further extended (pursuant to Section 5 of the Offer), in which event the Expiry Time and Expiry Date shall mean the time and date on which the Amended Offer, as so extended, expires.

2. Recent Developments

The Depositary advised the Offeror that, as at 4:30 p.m. (Calgary time) on September 6, 2006, a total of approximately 33,836,000 Shares were deposited and not withdrawn under the Offer, representing approximately 91% of the outstanding Shares (calculated on a diluted basis (as defined in the Offer)). The Offeror advised the Depositary that all of the conditions to the Offer had been satisfied and instructed the Depositary to take up all of the Shares validly deposited and not withdrawn under the Offer at that time. Such Shares were taken up on September 6, 2006 and the Offeror will pay for those Shares promptly, and in any event not more than three business days after they were taken up. Shares deposited pursuant to the Offer prior to 4:30 p.m. (Calgary time) on September 6, 2006 may no longer be withdrawn.

3. Depositing Shares

Shares may be deposited pursuant to the Amended Offer by or on behalf of a depositing Shareholder at any time on or before 4:30 p.m. (Calgary time) on September 19, 2006, unless the Amended Offer is further extended (pursuant to Section 5 of the Offer), in which event Shares may be deposited at any time on or before the latest date on which the Amended Offer then expires.

4. Payment of Deposited Shares

Any Shares deposited pursuant to the Amended Offer after the date hereof will be taken up and paid for within ten days of the date of such deposit. See Section 6 of the Offer, "Payment for Deposited Find Shares".

5. Right to Withdraw

All deposits of Shares pursuant to the Amended Offer are irrevocable except as provided in Section 8 of the Offer, "Withdrawal of Deposited Find Shares".